SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D. C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of May 2009
Commission File Number: 001-06439

SONY CORPORATION
(Translation of registrant's name into English)

1-7-1 KONAN, MINATO-KU, TOKYO, 108-0075, JAPAN
(Address of principal executive offices)

The registrant files annual reports under cover of Form 20-F.

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F,

Form 20-F X	Form 40-F __

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, Yes No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-______

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SONY CORPORATION
(Registrant)

By: /s/ Nobuyuki Oneda
(Signature)
Nobuyuki Oneda
Executive Vice President and
Chief Financial Officer

Date: May 14, 2009

List of materials

Documents attached hereto:

i) Press release entitled "Realignment of Manufacturing Operations in Japan"

1-7-1 Konan
Minato-ku
News & Information	Tokyo 108-0075

No. 09 –053E
May 14, 2009

Realignment of Manufacturing Operations in Japan

Tokyo, Japan – Sony Corporation is currently engaged in a series of Group-wide initiatives designed to strengthen its corporate structure, bolster profitability and better enable it to adapt to the sudden and rapid changes in the global economic environment. Particularly within its electronics operations, Sony is implementing extensive measures to better compete with its best in class peers in terms of speed to market and profitability, including the reevaluation of both its domestic and overseas manufacturing operations.

As part of this process, Sony today announced that manufacturing operations in Japan for certain of its product categories will be consolidated in order to increase their efficiency.  Details are as follows:

1)  Digital Imaging manufacturing operations to be consolidated under EMCS Corp. Tokai TEC.
•  All domestic manufacturing operations related to digital imaging products, including digital still cameras, video cameras and camera modules, currently conducted at Sony EMCS Corp. Kohda TEC (located in Kohda, Aichi Prefecture), Sony EMCS Corp. Minokamo TEC (located in Minokamo, Gifu Prefecture) and Sony EMCS Corp. Omigawa TEC (Katori, Chiba Prefecture) will be consolidated under the management of Sony EMCS Corp. Tokai TEC to be established on July 1, 2009 in Kohda, Aichi Prefecture.  Tokai TEC will be created through the integration of organizations of Kohda TEC and Minokamo TEC in order to eliminate duplication and optimize administrative functions.  Tokai TEC will continue manufacturing operations at current Kohda TEC and Minokamo TEC in a manner designed to best utilize the manufacturing facilities at the two sites.
•  As part of this consolidation, Sony’s camera module production, currently based at Omigawa TEC, will be transferred to Tokai TEC.

2)  Optical Pickup operations to be consolidated at EMCS Corp. Kisarazu TEC.
•  The development of manufacturing technologies and support functions for factories outside of Japan relating to optical pickups currently conducted at Sony EMCS Corp. Hamamatsu TEC (Hamamatsu, Shizuoka Prefecture), and the development of manufacturing technologies and support functions for factories outside Japan relating to optical pickup lenses located at Sony EMCS Omigawa TEC, will be transferred to Sony EMCS Corp. Kisarazu TEC (Kisarazu, Chiba Prefecture), which currently manufactures optical disc-related products such as Blu-ray disc recorders.  By concentrating its expertise in optical disc technology in one location, Sony hopes to achieve additional technological advancements, eliminate duplication for greater efficiency, and bolster synergies between products and components to further enhance the competitiveness of its optical pickup business.

3)  Small and Mid-size LCD Panel operations to be consolidated under Sony Mobile Display Corp.
•  The support functions for factories outside Japan currently conducted by Sony EMCS Corp. Hamamatsu TEC regarding small- and mid-size LCD panel operations will be transferred to Sony Mobile Display Corp.’s Higashiura Site (Higashiura, Aichi Prefecture).  As a result, all of Sony’s small- and mid-size LCD panel operations in Japan will be consolidated under the management of Sony Mobile Display Corp.

4)  Mobile phone-related manufacturing and customer service operations to be consolidated at Sony EMCS Corp. Tokai TEC, Minokamo Site
•  Japan domestic mobile phone customer service operations contracted to Sony EMCS Corp. Senmaya TEC (Ichinoseki, Iwate Prefecture) and Sony EMCS Corp. Mizunami Technology Site (Mizunami, Gifu Prefecture) by Sony Ericsson Mobile Communications Japan Inc., will be transferred to Sony EMCS Corp. Tokai TEC Minokamo Site, which currently manufactures mobile phones (also under contract from Sony Ericsson Mobile Communications Japan Inc.).  This measure is aimed at establishing an integrated operational structure from manufacturing through to customer service in order to improve both manufacturing efficiency and customer service quality.

Apart from the transfer of the mobile phone-related operations to Sony EMCS Corp. Tokai TEC, the remaining production of electronic devices currently conducted at Sony EMCS Corp. Senmaya TEC will be transferred to Sony EMCS Corp.’s Kisarazu TEC and other locations.

As a result of these moves, production at Sony EMCS Corp. Omigawa, Hamamatsu and Senmaya TECs is scheduled to cease at the end of December 2009.

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